FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2008

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item
1.	Official Notice dated May 21, 2008 regarding Petersen take over bid.

Official Notice

Group Managing Division of Finance	Paseo de la Castellana, 278-280 28046 Madrid Spain	Tel. 34 913 488 100 34 913 488 000 Fax 34 913 142 821 34 913 489 494 www.repsolypf.com

Madrid, May 21st 2008

Repsol YPF hereby informs that, as YPF, S.A. has made public today, the latter received on May 20th, 2008 a communication from Petersen Energía Inversora, S.A. (“PEISA”) with the following information:

•	PEISA exercised, on May 20th, 2008, an option to acquire shares representing 0.1% of YPF’s capital stock from Repsol YPF and certain of its subsidiaries (“Repsol YPF Group”).

•

Due to the fact that the exercising of this option implies that, if the acquisition is concluded, PEISA and Petersen Energía, S.A. (“PESA”), companies of the Petersen Group, would be holders of YPF’s shares representing 15% of its capital stock, the acquisition of PEISA is considered a “Control Acquisition” as stated in paragraphs (d), (e) and (f) of Article 7 of YPF’s Bylaws and related provisions. Therefore, PEISA has announced to YPF, S.A. that it will make a tender offer to acquire all the shares of YPF, S.A. for 49.45 US dollars per share.

Pursuant to Section 7.5 of the Shareholders’ Agreement entered into on February 21, 2008 by PESA and the Repsol YPF Group, made public in its entirety on such date, the Repsol YPF Group has undertaken not to participate in the referred tender offer. Notwithstanding the foregoing, the referred undertaking is not applicable to any other tender offer or analogous offer (i) made by any entity other than PEISA or any entity of the Petersen Group; or (ii) made by PEISA or any entity of the Petersen Group for any reason other than the reasons mentioned herein.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: May 22nd, 2008	By:	/s/ Fernando Ramírez
	Name:	Fernando Ramírez
	Title:	Chief Financial Officer